SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549



02052382

Q-29224



SEC MAIL PROCESSING
RECEIVED
AUG 27 2002
WASH., D.C. 154 SECTION

FORM 6-K

P.E.
8/1/02

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the *Securities Exchange Act* of 1934

For the month of August, 2002

SYNSORB BIOTECH INC.

(Translation of registrant's name into English)

PROCESSED
AUG 29 2002
THOMSON
FINANCIAL

411 - 19 Street S.E., Calgary, Alberta Canada T2E 6J7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F________ Form 40-F __X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A



SYNSORB BIOTECH INC.


S Y N S O R B

SECOND QUARTER REPORT TO SHAREHOLDERS
For the three months ended June 30, 2002

TO OUR SHAREHOLDERS:
The second quarter has been a period of internal consolidation, fact-finding and implementing the administrative details of the Plan of Arrangement that was approved at the annual shareholders meeting on May 7, 2002.

As reported in our first quarter report, the one for eight consolidation of SYNSORB shares has now been completed and the four million shares of Oncolytics distributed to SYNSORB shareholders. The Management and the board of directors can now fully concentrate on new opportunities for the Company.

FINANCIAL HIGHLIGHTS:
During the second quarter, SYNSORB sold 330,000 free-trading Oncolytics Biotech Inc. shares for net proceeds of $738,880 leaving a balance of 395,000 shares in the Oncolytics with a market value of $865,050 on August 9, 2002.

The funds allowed the Company to continue to pay for the maintaince of key patents, pay all expenses related to the annual shareholders meeting and to make provisions for the termination without cause of the Company's Chief Financial Officer in an effort to reduce administrative overhead.

OPERATIONS AND OUTLOOK:
During the second quarter, the manufacturing facility was viewed by many potential buyers; however, no offers have been received to date.

The Company's intellectual property is a resource that will be utilized to seek a strategic partner to further advance its development and potential in the market place, probably through a licensing arrangement.

The staff currently stands at one contract employee with the assistance of contract part-time staff.

Our efforts to maintain our intellectual property, market our manufacturing facility to Biotech and Pharmaceutical companies and to pursue potential tax effective transactions that can maximize value for our shareholders remain the key focus of the Company.

In closing, I thank each of our shareholders for your continued support and if you have any questions please feel free to contact us.

Sincerely,

Jim Silye,
President and Chief Executive Officer
June 30, 2002

SYNSORB Biotech Inc.

Management's Discussion and Analysis

THIS DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION OF THE COMPANY AND THE RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE INTERIM FINANCIAL STATEMENTS AND RELATED NOTES FOR THE PERIOD ENDED JUNE 30, 2002 AND THE ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2001.

Subsequent to the December 10th, 2002 decision by SYNSORB Biotech Inc ("SYNSORB" or "the Company") to terminate development of SYNSORB Cd, the Company has, as of mid August, terminated 100% of all its full time personnel and suspended all its clinical, research and development and manufacturing activity. The Company has also reduced its spending significantly, vacated its Kensington office space and relocated the administrative function to the manufacturing facility, repaid all its outstanding debt and listed its c-GMP compliant manufacturing facility for sale.

On May 7, 2002, at the annual and special meeting the shareholders of SYNSORB elected a new Board of Directors. The new SYNSORB Board of Directors consists of David Tonken, Jim Silye and Tim Tycholis who were nominees of Scout Capital, and Gerry Quinn and Bruce Kenway who continue as directors from the previous Board. Subsequent to the meeting the new Board of Directors appointed David Tonken as Chairman of the Board, Jim Silye as President and Chief Executive Officer and Bill Hogg as Chief Financial Officer on an interim basis. As at June 30, 2002 Bill Hogg was terminated without cause.

PROVISION FOR FUTURE SYNSORB CD WIND DOWN COSTS

A provision totaling $3,830,000 for future wind-down costs of the clinical trials, reduction in staff and elimination of other costs associated with the development of SYNSORB Cd was included in the results for the year ended December 31, 2001. Of this provision $241,000 remained as at June 30, 2002 and an additional $50,000 was accrued with respect to severance payments.

ONCOLYTICS SHAREHOLDING

On May 7, 2002 the shareholders of SYNSORB approved the distribution of 4,000,000 Oncolytics shares and a simultaneous one for eight consolidation of SYNSORB shares. The Company had previously been advised by the Alberta Securities Commission that a release from the escrow provisions of the Oncolytics shares would be provided subject to certain conditions. The primary condition was that this waiver of escrow be supported by a majority of Oncolytics shareholders, excluding SYNSORB. A special meeting of the shareholders of Concolyics was held on May 7, 2002 and the waiver of escrow was approved by the shareholders of Oncolytics. The record date for the distribution of the Oncolytics shares was close of business on May 15, 2002 and the new SYNSORB shares were posted for trading at the open of business on May 16, 2002 on a one for eight consolidated basis.

During June the Company sold 330,000 freely tradeable shares in Oncolytics for gross proceeds of $742,880. After giving effect to the sale of these shares and the distribution above the Company owned 395,000 shares of Oncolytics, all of which are freely tradeable.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and working capital position as at June 30, 2002 were $851,000 and $734,000 respectively, compared to December 31, 2001 balances of $5,841,000 and ($4,725,000) respectively.

The Company's primary source of future liquidity remains the amount which can be realized from the sale of its redundant assets. After the distribution of 4,000,000 Oncolytics shares, the Company holds free trading 395,000 Oncolytics common shares which had a market value of $865,050 on August 9th, 2002. There can be no certainty with respect to the Company's ability to realize this amount because of market fluctuations. The Company has offered its manufacturing facility for sale, however the Company has no control over the timing or valuation of a transaction with respect to this asset. The Company may also receive milestone payments and royalties with respect to the previous sale of its INH subsidiary, or it may choose to sell these rights. The Company cannot predict the likelihood, timing or amount of any milestone or royalty receipts.

RESULTS OF OPERATIONS

In the quarter ended June 30, 2002, the Company recorded total revenue of $4,000 (six months ended June 30, 2002: $136,000) compared to $361,000 for the quarter ended June 30, 2001 (six months ended June 30, 2001: $586,000). Interest income for the second quarter and six months to June 30, 2002 decreased by 97%

and 92% respectively as a result of a significantly lower average cash on hand balances in 2002 compared to the same periods in 2001. No milestone payments were received in the second quarter of 2002 compared to $214,000 which had been received in the same period in 2001. Milestone payments totaled $107,000 and $214,000 for the six months ended June 30, 2002 and 2001 respectively.

There were no expenditure on research and development for the quarter or six months ended June 30, 2002. Research and development expenditures in the second quarter of 2001 and six months ended June 30, 2001 represented costs associated with the clinical trials, manufacturing and quality control and assurance program for the drug SYNSORB Cd which was in development at that time. All research programs intended to develop and broaden the SYNSORB technology through further research in the field of carbohybrids have been suspended since the termination of development of Sysnorb Cd.

Operating expenses totaled $453,000 for the Company in the quarter ended June 30, 2002 (six months ended June 30, 2002: $644,000) representing the ongoing costs of maintaining the manufacturing facility and also the ongoing administrative, legal and insurance costs of the Company.

CAPITAL EXPENDITURES

There were no capital expenditures in the second quarter of 2002 and proceeds from the sale of capital assets totaled $33,000 (six months ended June 30, 2002 $37,000). Amortization expense on the capital investments remaining in use totaled $52,000 for the quarter ended June 30, 2002 (six months ended June 30, 2002 : $72,000).

OTHER

The treatment of research and development costs and the risk and uncertainties surrounding the Company remain unchanged from those disclosed as at December 31, 2001. Readers should refer to the Company's annual audited financial statements dated February 28, 2002 and the management discussion and analysis included in the Company's most recent annual report.

SYNSORB Biotech Inc. (Incorporated under the Alberta Business Corporations Act)

(See Note 1)

Balance Sheets (in 000's)

June 30, 2002 and December 31, 2001

	2002	2001
	$	$
	(unaudited)	(audited)
ASSETS		
CURRENT		
Cash and cash equivalents	**851**	5,841
Accounts receivable	**54**	62
Prepaids	**340**	153
	1,245	6,056
Capital assets (Note 1)	**10,674**	10,783
Investments (Note 3)	**323**	5,745
	12,242	22,584
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Accounts payable and accrued liabilities (Note 1)	**511**	4,871
Current portion of long-term debt	**-**	5,910
	511	10,781
ALBERTA HERITAGE FOUNDATION GRANT	**387**	387
	898	11,168
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	**72,625**	84,271
Deficit	**(61,281)**	(72,855)
	11,344	11,416
	12,242	22,584

See accompanying notes

SYNSORB Biotech Inc.

Statements of Loss and Deficit (in 000's)

Periods Ended June 30, 2002 and 2001

	Three Months Ended June 30, 2002 $	Three Months Ended June 30, 2001 $	**Six Months Ended June 30, 2002 $**	Six Months Ended June 30, 2001 $
Revenue				
Interest income	4	147	29	372
Other	-	214	107	214
	4	361	136	586
Expenses				
Research and development	-	2,139	-	4,237
Operating	453	1,020	644	2,401
Interest on long-term debt	-	215	71	455
Maintenance of patents	80	-	175	-
Amortization	52	275	72	546
	585	3,649	962	7,639
Loss before the following	(581)	(3,288)	(826)	(7,053)
Gain on the sale and distribution of Oncolytics shares (Note 3)	8,794	-	12,871	-
Share of loss from equity investment in Oncolytics	(157)	(503)	(471)	(885)
Income/(loss) before tax	8,056	(3,791)	11,574	(7,938)
Recovery of future income taxes	-	104	-	183
Net income/(loss) for the period	8,056	(3,687)	11,574	(7,755)
Deficit, beginning of period	(69,337)	(53,935)	(72,855)	(49,867)
Deficit, end of period	(61,281)	(57,622)	(61,281)	(57,622)
Basic and diluted net income/(loss) per common share (Note 5)	1.62	(0.72)	2.33	(1.60)

See accompanying notes

SYNSORB Biotech Inc.

Statements of Cash Flows (in 000's)

Periods Ended June 30, 2002 and 2001

	Three Months Ended June 30, 2002 $	Three Months Ended June 30, 2001 $	**Six Months Ended June 30, 2002 $**	Six Months Ended June 30, 2001 $
Operating Activities				
Net income (loss) for the period	**8,056**	(3,687)	**11,574**	(7,755)
Add non-cash items				
Amortization	**52**	275	**72**	546
Share of loss from equity investment in Oncolytics	**157**	503	**471**	885
Gain on sale and distribution of Oncolytics shares (Note 3)	**(8,794)**	-	**(12,871)**	-
Recovery of future income taxes	**-**	(104)	**-**	(183)
Change in non-cash working capital balances relating to operating activities	**(1,666)**	(394)	**(4,539)**	(693)
	(2,195)	(3,407)	**(5,293)**	(7,200)
Investing Activities				
Proceeds from sale of capital assets	**33**	(418)	**37**	(593)
Proceeds from sale of Oncolytics shares	**739**	-	**6,222**	
	772	(418)	**6,259**	(593)
Financing Activities				
Common shares issued on exercise of options and warrants	**-**	126	**-**	126
Costs of distribution of shares in Oncolytics	**(46)**	-	**(46)**	-
Repayment of long-term debt	**-**	(643)	**(5,910)**	(1,264)
	(46)	(517)	**(5,956)**	(1,138)
Decrease in cash and cash equivalents during the period	**(1,469)**	(4,342)	**(4,990)**	(8,931)
Cash and cash equivalents, beginning of period	**2,320**	14,232	**5,841**	18,821
Cash and cash equivalents, end of period	**851**	9,890	**851**	9,890
Cash interest paid	**-**	215	**71**	455
Cash interest received	**5**	172	**29**	425
Cash taxes paid	**-**	-	**10**	6

See accompanying notes

SYNSORB Biotech Inc.

Notes to the Financial Statements (unaudited)

Periods Ended June 30, 2002 and 2001

1. Nature of Operations

Prior to December 10, 2001 SYNSORB Biotech Inc. ("SYNSORB" or "the Company") conducted pharmaceutical drug development with respect to SYNSORB Cd® for the prevention of recurrent C.difficile associated diarrhea. On December 10, 2001 the Company terminated development of SYNSORB Cd® including its phase III clinical trials and subsequent to this date the Company had no drug in active development. It remains the Company's intention to remain as a going concern, and through possible merger, acquisition, licensing of technology or other transaction, to continue as a public company.

Measurement Uncertainty

As a result of the decision to halt development of SYNSORB Cd®, the Company made provision for future wind-down costs and wrote down the carrying value of its capital assets in its financial statements for the year ended December 31, 2001. These cost provisions and write-downs incorporate estimates of potential costs, market realizations and timing which are uncertain and dependent on factors over which management may have no control. These cost provisions and write-downs have been reviewed as at June 30, 2002. An additional amount of $50,000 has been accrued with respect to severance payments.

Provision for SYNSORB Cd® Trial Wind-Down Costs

A provision for the future wind-down costs of the clinical trials, reduction in staff and elimination of other costs associated with the development of SYNSORB Cd® totaling $3,830,000 was included in the results for the year ended December 31, 2001. As at June 30, 2002 $241,000 of this original provision remained as well as the additional amount of $50,000 accrued for in the second quarter.

Impairment of Capital Assets

As part of its drug development activity, in 1998 SYNSORB built a cGMP-compliant manufacturing facility. The Company has determined that continued ownership of its manufacturing facility was unnecessary and the facility and equipment has been advertised for sale. As a result of this action the Company wrote-down the value of its building and manufacturing equipment for the year ended December 31, 2001 to their estimated net realizable value of $8,000,000 and $2,000,000 respectively. No further write-down of the facility and related equipment is considered necessary as at June 30, 2002.

2. Summary of Significant Accounting Policies

The interim financial statements of SYNSORB Biotech Inc. ("the Company") have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed for the period ended June 30, 2002 do not differ from those disclosed in the annual financial statements for the year ended December 31, 2001, except for accounting for stock-based compensation and investments. These interim financial statements should be read in conjunction with the annual financial statements of the Company.

Stock-Based Compensation

On January 1, 2002 the Company adopted the new CICA standard for stock-based compensation. As permitted by CICA the Company has applied this change prospectively for new awards granted on or after January 1, 2002. During the second quarter ended June 30, 2002, the Company did not grant any stock options nor provide any direct awards of stock or stock-based payments. Accordingly, these interim financial statements will not be affected by the new standard.

For Stock options granted to employees and directors on or after January 1, 2002 under stock option plans with no cash settlement features, the Company has chosen to recognize no compensation. However, direct awards of stock to employees and stock and stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are to be determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information will be required in the event stock options are granted or direct awards of stock or stock-based payments are provided.

Investments

The Company has used equity accounting for its investment in Oncolytics Biotech Inc ("Oncolytics") up until the distribution of the majority of its holding in Oncolytics on May 15th, 2002. Subsequent to this date no results from Oncolytics have been included in the financial statements.

3. Business Acquisitions and Dispositions

Oncolytics Biotech Inc ("Oncolytics")

On May 7, 2002 approval was received from both the shareholders of the Company and the shareholders of Oncolytics for the distribution of not less then 4,000,000 Oncolytics shares to the shareholders of the Company on a pro rata basis. On May 8, 2002 the Company received approval from the Court of the Queen's Bench of Alberta to distribute these Oncolytics shares and the distribution of 4,000,000 Oncolytics shares was made effective May 15, 2002. The deemed value of these shares on the date of distribution, net of legal fees with respect to the transaction, was $11,600,000 resulting in a gain on distribution of $8,325,088. The transaction was marked to market and accounted for as a return of capital, see Note 4. As part of this transaction the Company's holding of 1,500,000 million shares in BCY Life Sciences was transferred to Oncolytics. No value had been assigned to these shares in the accounts of the Company and no gain or loss was recorded as a result of the transaction. The market value of the BCY shares on May 15, 2002 was $300,000.

During June, 2002 the Company sold 330,000 freely tradeable shares in Oncolytics for net proceeds of $738,880 resulting in a gain on sale of $468,700.

As at June 30, 2002 the Company held 395,000 common shares of Oncolytics all of which are freely tradeable. The market value of these shares on August 9th was $865,050.

4. Share Capital

Authorized and issued share capital

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

	Number of Common Shares	Amount ($'000s)
Balance, December 31, 2001 and March 31, 2002	4,959,902	84,271
Return of capital , distribution of Oncolytics shares (Note 3)	-	(11,646)
Balance, June 30, 2002	**4,959,902**	**72,625**

The outstanding shares of the Company were consolidated on a 1 for 8 basis on May 15, 2002 simultaneously with the distribution of the 4,000,000 shares in Oncolytics which has been accounted for as a capital transaction and accordingly the stated capital of the common shares has been reduced by $11,646,000. All outstanding share and option numbers reflect this consolidation. The consolidated shares began trading on May 16, 2002.

Options and Warrants

The Company has issued stock options to acquire common stock through its option plan of which the following are outstanding at June 30, 2002.

	Options	Weighted Average Exercise Price $
Outstanding at end of the quarter, March 31, 2002	**165,679**	**41.28**
Granted during the quarter	-	-
Forfeited during the quarter	(75,101)	38.04
Expired during the quarter	-	-
Outstanding at end of the quarter, June 30, 2002	**90,578**	**43.97**
Options exercisable at end of the quarter, June 30, 2002	**88,578**	**44.76**

In addition, the Company has granted options and warrants to underwriters and financial institutions pursuant to public offerings and private financings, of which 15,625 warrants (March 31, 2002; 15,625 warrants) were outstanding at June 30, 2002, with a weighted average exercise price of $42.40 per share (March 31, 2002; $42.40 per share).

5. Income (Loss) per Common Share

Income (loss) per common share calculations are based on income (loss) for the period as the numerator in the calculation and the weighted average number of common shares outstanding during the period adjusted for the 1 for 8 stock consolidation described in Note 4, (June 30, 2002 – 4,959,902, June 30, 2001 – 4,956,441)

6. Related Party Transactions

During the second quarter the Company paid $129,530 to Scout Capital Corporation ("Scout") as reimbursement of Scout's costs with respect to the Company's annual general meeting. An additional $59,889 has been accrued in accounts payable which represents the balance of Scout's costs.

In addition the Company also paid $19,250 in compensation to the Company's president during the quarter who was also a Director of Scout.

7. Class Action Law Suits

A class action statement of claim for violations of Federal securities laws was brought against the Company and its executive officers in the United States District Court, Southern District of New York, on January 17th, 2002. A second action, citing identical particulars, was filed with the same court on February 22, 2002, and three other complaints have since been filed. The Company has advised its insurance carriers with respect to these actions and retained legal counsel. Under terms of its insurance policies, the Company has the obligation to fund $200,000 with respect to legal costs associated with contesting these actions. This amount was paid on March 8, 2002. No accrual has been made in the accounts for any possible outcome of these actions as such an estimate cannot be made at this time.

8. Contingencies and commitments

Performance Based Compensation

A performance based compensation plan was been put in place in March, 2002 for certain Directors and one member of management who has subsequently been terminated. Under the plan these individuals are eligible to receive bonuses based on increasing the Company's market capitalization above its amount on March 19, 2002. Payments are linked to distributions made to shareholders, the possible sale, amalgamation or wind-up of the Company, and its market capitalization upon completion of restructuring activities currently underway.

Lease Termination

During the quarter the Company finalized termination of the lease for its head office space in Kensington, Calgary. Effective May 31, 2002 the Company had no further obligations with respect to this lease. The termination fee with respect to the lease was $26,007.

****

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act* of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNSORB BIOTECH INC.
(Registrant)

Date: August 26, 2002

By: 
(Signature)
Name: Jim Silye
Title: President